                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                              ___________________

                                   FORM 11-K

                              ___________________

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 1999



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Frontier National Corporation KSOP Plan
               43 North Broadway
               Sylacauga, Alabama  35150

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Frontier National Corporation
               43 North Broadway
               Sylacauga, Alabama  35150

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                      Financial Statements and Schedules

                               December 31, 1999



                                   CONTENTS
                                   --------

Independent Auditors' Report...............................................   3

Financial Statements

 Statement of Net Assets Available for Benefits as of December 31, 1999....   4
 Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 1999............................................   5
 Notes to Financial Statements.............................................   6

Supplemental Schedules

 Schedule of Assets Held for Investment Purposes as of December 31, 1999...  11
 Schedule of Reportable Transactions for the Year Ended December 31, 1999..  14

                   Schauer, Taylor, Cox, Vise & Morgan, P.C.
                 Certified Public Accountants and Consultants
                              150 Olde Towne Road
                          Birmingham, Alabama  35216


Douglas B. Schauer, CPA          Telephone - 205.822.3488        Steven W. Brown, CPA
Edward R. Taylor, CPA               Wats - 800.466.3488          M. Bryant King, CPA
W. Ernest Cox, CPA          Fax - 205.822.3541 or 205.822.0645   Raymond A. Patton, CPA
Donald G. Vise, CPA              Email - Firm@stcvcpa.com        Russell D. Payne, CPA
Phillip D. Morgan, CPA


                         INDEPENDENT AUDITORS' REPORT


Administrative Committee
Frontier National Corporation KSOP Plan

We have audited the accompanying statement of net assets available for benefits of Frontier National Corporation KSOP Plan (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Birmingham, Alabama
October 6, 2000
                                 /s/ Schauer, Taylor, Cox, Vise & Morgan, P. C.
                                      Schauer, Taylor, Cox, Vise & Morgan, P. C.

  Member of American Institute of Certified Public Accountants, SEC Practice
          Section and Alabama Society of Certified Public Accountants

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR  BENEFITS

                               December 31, 1999

Assets
Investments at Fair Value
 Cash and money market funds...............................  $  446,023
 Mutual funds..............................................   1,424,416
 Sponsor company common stock..............................     329,059
                                                             ----------
  Total Investments at Fair Value..........................   2,199,498
                                                             ----------

Receivables
 Contribution receivable - employer........................      30,338
 Accrued income............................................         118
                                                             ----------
  Total Receivables........................................      30,456
                                                             ----------

  Total Assets.............................................   2,229,954

Liabilities
 Benefit claim payable.....................................       8,157
                                                             ----------

Net Assets Available for Benefits                            $2,221,797
                                                             ==========

       The accompanying notes are an integral part of these statements

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR  BENEFITS

                         Year Ended December 31, 1999

Additions To Net Assets Attributed To:
 Investment Income
  Unrealized appreciation of investments.......................  $  193,181
  Net loss on sale of investments..............................      (2,420)
  Capital gain distributions...................................     114,040
  Interest.....................................................      39,111
  Dividends....................................................       2,691
                                                                 ----------
   Total Investment Income.....................................     346,603

 Contributions
  Employer contributions.......................................     154,593
  Employee contributions.......................................     209,612
  Transfers from merged plans..................................   2,134,861
                                                                 ----------
   Total Contributions.........................................   2,499,066
                                                                 ----------

   Total Additions.............................................   2,845,669
                                                                 ----------


Deductions from Net Assets Attributed To:
  Plan benefit payments........................................     610,258
  Trustee fees.................................................      13,614
                                                                 ----------
   Total Deductions............................................     623,872
                                                                 ----------

Net Increase...................................................   2,221,797

Net Assets Available for Benefits - Beginning of Year..........          --
                                                                 ----------

Net Assets Available for Benefits - End of Year................  $2,221,797
                                                                 ==========

       The accompanying notes are an integral part of these statements

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999


Note 1 - Establishment of the Plan

The Frontier National Corporation KSOP Plan (the "Plan") was established and effective on January 1, 1999 (the effective date). The Plan consists of the merging of the Valley National Bank 401(k) Profit Sharing Plan and Trust, First National-America's Bank Profit Sharing Retirement Plan and Trust, and First National-America's Bank 401(k) Plan and Trust. The merged plans are those of wholly-owned subsidiaries of Frontier National Corporation (the "Company").


Note 2 - Description of the Plan

The following description of the Frontier National Corporation KSOP Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) Employee Stock Ownership
-------
Plan established to provide benefits to the eligible employees of Frontier National Corporation and it's subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation - Any employee is entitled to participate on January 1 or July 1
-------------
of a plan year following completion of one year of service (1,000 hours). Participation in the Plan is voluntary.

Contributions - Participant's may contribute between 1% and 15% of compensation
-------------
subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employee's discretion. The Company will make a matching contribution equal to 25% of the first 4% of deferred compensation invested in non-Company securities. For elective deferrals invested in Company securities, the Company will match the employee deferral with 75% of the first 15% of deferred compensation.

The Company may also make discretionary employer contributions. These are allocated among all participants pro rata based on compensation.

To be eligible to receive allocations of both employer matching and employer discretionary contributions, the participant must have completed at least 1,000 hours of service in the Plan year and be employed by the Company on the last day of the Plan year.

Allocation of Benefits - Employer matching contributions and forfeitures are
----------------------
allocated to eligible participants accounts based upon the ratio of eligible participant's compensation for the year to

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999


Note 2 - Description of the Plan - Continued

total compensation of all eligible Plan members for the year. Investment income and any gain or loss within each pool is allocated to each participant's account based on each participant's pro-rata share of such pool, valued as of the immediately preceding allocation date (last day of each calendar quarter). As of each Plan anniversary date (last day of the Plan year), discretionary employer contributions shall be allocated to the accounts of participants who have completed one thousand hours of service with the employer during the Plan year for which the contribution is made and is employed by the employer on the anniversary date of such Plan year. Discretionary employer contributions are allocated in the proportion that the compensation of each eligible participant bears to the compensation of all eligible participants.

Vesting - Participants are immediately fully vested in their contributions plus
-------
earnings thereon. Upon a participant's attainment of normal retirement age (65), death or permanent disability or the 5/th/ anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

                         Years of               Vested
                      Credited Service        Percentage
                      ----------------        ----------

                         Less than 2               0%
                              2                   20%
                              3                   40%
                              4                   60%
                              5                   80%
                              6                  100%

Benefit Payments - It is the normal practice of the Company to make benefit
----------------
distributions as soon as administratively possible following the end of the quarter during which participants separate from service. If a participant's Vested Accrued Benefit exceeds $5,000, (or has ever exceeded $5,000 at the time of any prior distribution), and such benefit is immediately distributable, such benefit will not be distributed without the written consent of the Participant.

It is required that unless a participant elects otherwise, benefit distributions are made in a lump sum not later than 60 days following the end of the Plan year following the later of the participant's 65/th/ birthday, the 10/th/ anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum. Distributions in the form of employer securities are subject to the employers right of first refusal upon future sale. The Plan also provides for withdrawals due to financial hardship.

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999


Note 2 - Description of the Plan - Continued

Plan Termination - Although it has not expressed any intention to do so, the
----------------
Company may wholly or partially terminate the Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA.

Stock Split - On May 21, 1999, the Company effected a three-for-two stock split
-----------
to shareholders of record on April 20, 1999.

Investment Options - Upon enrollment in the Plan, a participant may direct
------------------
contributions to portfolios and sponsor stock. The portfolios consist of the following:

          Aggressive Equity Portfolio
          Growth Portfolio
          Balanced Portfolio
          Growth & Income Portfolio
          Fixed Income Portfolio

The portfolios invest in the following mutual funds:

          Accessor International Equity Portfolio
          Accessor Small to Mid Cap Portfolio
          Accessor Value & Income Portfolio
          Accessor Growth Portfolio
          Accessor Mortgage Securities Portfolio
          Accessor Short-Intermediate Fixed-Income Portfolio
          Accessor Intermediate Fixed-Income Portfolio
          Federated Prime Cash Obligations Fund
          Federated Treasury Obligations Fund

Investments were merged into the Plan on January 1, 1999. First National-America's Bank maintained a profit sharing plan invested in certificates of deposit and a 401(k) Plan invested Kemper Fund. The account balances transferred into the Plan during 1999, totaled $483,499 and $849,619, respectively. These two investment options were not available in 1999 for employee deferrals and employer contributions. In addition, Valley National Bank maintained a 401(k) Plan invested with Smith Barney. Account balances totaling $801,743 were transferred into the Plan in 1999.

Voting Rights - All voting rights on shares of Company stock held in the Plan
-------------
shall be exercised by the trustee as directed by the Compensation Committee of the Company.

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999


Note 3 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements and schedules of the
-------------------
Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with
----------------
generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative expenses - Administrative expenses not paid from Plan assets are
-----------------------
paid by the Company.

Investments - The Plan's investments are stated at fair value. Securities traded
-----------
on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

Tax Status - To date, the Plan has not received a determination letter from the
----------
Internal Revenue Service. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed to qualify as tax exempt under Section 401(a) of the Internal Revenue Code.


Note 4 - New Accounting Literature

Statement of Position 99-3 - The Accounting Standards Executive Committee issued
--------------------------
Statement of Position ("SOP") 99-3, Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The statement was adopted for the 1999 financial statements.


Note 5 - Party-in-Interest Transaction

The Company, through its two subsidiary banks holds participant certificates of deposits totaling $415,732 at December 31, 1999.

At December 31, 1999, the Plan held an investment in the Company's common stock valued at $329,059. During 1999, the Plan received $2,691 in dividends and had recognized appreciation of $7,022.

                            SUPPLEMENTAL SCHEDULES

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1999

                       Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001

            (a), (b)                                                     (e)
      Identity of Issue and                 (c)            (d)         Current
        Asset Description               Description        Cost         Value
---------------------------------     ---------------    --------    -----------
Mutual Funds:

Federated Treasury and Prime Cash
Obligations Funds                      30,290 shares       N/A **      $ 30,290

Accessor International
Equity Portfolio Investor
Class Shares                            2,632 shares       N/A **        56,132

Accessor Small to Mid
Cap Portfolio Investor
Class Shares                            3,429 shares       N/A **        93,122

Accessor Value and Income
Portfolio Investor Class Shares         2,834 shares       N/A **        58,674

Accessor Growth Portfolio
Investor Class                          1,897 shares       N/A **        66,039

Accessor Mortgage Securities
Portfolio Investor Class Shares         4,729 shares       N/A **        56,654

Accessor Intermediate Fixed
Income Portfolio Investor
Class Shares                            5,443 shares       N/A **        61,501

Accessor Short-Intermediate
Fixed Income Portfolio Investor
Class Shares                            2,044 shares       N/A **        24,185

Kemper Tech - B                           877 shares       N/A **        22,715

Kemper Total Return - B                 3,033 shares       N/A **        34,763

Kemper Growth - B                      53,272 shares       N/A **       910,946

Kemper Small Cap Equity - B             1,814 shares       N/A **        12,822

Kemper High Yield - B                     600 shares       N/A **         4,299

Kemper Strat In - B                       179 shares       N/A **           940

Kemper New Europe - B                     352 shares       N/A **         5,967

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                               December 31, 1999

                       Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001

            (a), (b)                                                     (e)
      Identity of Issue and                 (c)            (d)         Current
        Asset Description               Description        Cost         Value
---------------------------------     ---------------    --------    -----------
Mutual Funds - Continued:

Kemper Stus Govt. - B                     243 shares       N/A **      $ 1,944

Kemper Blue Chip - B                      423 shares       N/A **        9,212

Kemper Aggr. Growth - B                   209 shares       N/A **        4,176

Kemper Cash Reserve - B                   173 shares       N/A **          173

Kemper High Return - B                      6 shares       N/A **          153

Certificates of Deposits:

* Frontier National Bank-Sylacauga    Certificate of
                                      Deposit, 4.91%
                                        due 07/26/04       N/A **        3,083

* Frontier National Bank-Sylacauga    Certificate of
                                      Deposit, 5.29%
                                        due 11/23/04       N/A **          712

* Frontier National Bank-Sylacauga    Certificate of
                                      Deposit, 5.29%
                                        due 02/16/05       N/A **        7,466

* Frontier National Bank-Sylacauga    Certificate of
                                      Deposit, 5.65%
                                        due 10/06/00       N/A **        1,029

* Frontier National Bank-Sylacauga    Certificate of
                                      Deposit, 5.65%
                                        due 12/20/00       N/A **       29,143

* Frontier National Bank-Sylacauga    Certificate of
                                      Deposit, 5.60%
                                        due 12/29/00       N/A **       77,842

* Frontier National Bank-Sylacauga    Certificate of
                                      Deposit, 5.40%
                                        due 09/11/01       N/A **        4,165

* Frontier National Bank-Sylacauga    Certificate of
                                      Deposit, 5.40%
                                        due 01/01/02       N/A **        4,594

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                               December 31, 1999

                       Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001

            (a), (b)                                                       (e)
      Identity of Issue and                   (c)            (d)         Current
        Asset Description                 Description        Cost         Value
---------------------------------       ---------------    --------   ----------
Certificates of Deposits - Continued:

* Frontier National Bank-Sylacauga      Certificate of
                                        Deposit, 6.25%
                                          due 06/17/02       N/A **   $   54,445

* Frontier National Bank-Sylacauga      Certificate of
                                        Deposit, 6.25%
                                          due 12/11/02       N/A **       52,392

* Frontier National Bank-Sylacauga      Certificate of
                                        Deposit, 6.25%
                                          due 12/15/02       N/A **       19,465

* Frontier National Bank-Sylacauga      Certificate of
                                        Deposit, 5.87%
                                          due 02/05/03       N/A **        1,298

* Frontier National Bank-Sylacauga      Certificate of
                                        Deposit, 5.20%
                                          due 12/16/03       N/A **       11,142

* Frontier National Bank-Sylacauga      Certificate of
                                        Deposit, 5.20%
                                          due 12/19/03       N/A **      144,669

* Frontier National Bank-Sylacauga      Certificate of
                                        Deposit, 5.40%
                                          due 07/26/01       N/A **        4,287
Common Stock:

* Frontier National CD Cpn.
  Common Stock                           21,071 shares       N/A **      329,059
                                                                      ----------
                                                                      $2,199,498
                                                                      ==========

*  Indicates a party-in-interest
** Cost information has been omitted for participant directed investments

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1999

                        Form 5500, Schedule H, Item 4(j)

                    Sponsor EIN 72-1355228, Plan Number 001

                                                                              (h)
            (a), (b)                                                        Current
           Identity of                                                      Value of
            Issue and                  (c)          (d)          (g)        Asset on     (i)
              Asset                 Purchase      Selling       Cost      Transaction   Gain
           Description                Price        Price      of Asset       Date      (Loss)
---------------------------------  -----------  -----------  -----------  -----------  ------
Federated Prime
Obligations Fund                   $2,747,765   $       --   $2,747,765    $2,747,765  $   --

Federated Prime
Obligations Fund                           --    2,721,098    2,721,098     2,721,098      --

Accessor International
Equity Portfolio Investor
Class Shares                           78,373           --       78,373        78,373      --

Accessor International
Equity Portfolio Investor
Class Shares                               --       29,490       30,018        29,490    (528)

Accessor Small to Mid
Cap Portfolio Investor
Class Shares                           83,817           --       83,817        83,817      --

Accessor Small to Mid
Cap Portfolio Investor
Class Shares                               --          257          243           258      14

Accessor Value and Income
Portfolio Investor Class Shares        64,833           --       64,833        64,833      --

Accessor Value and Income
Portfolio Investor Class Shares            --          206          211           206      (5)

Accessor Growth Portfolio
Investor Class                         61,704           --       61,704        61,704      --

Accessor Growth Portfolio
Investor Class                             --        5,259        5,132         5,259     127

Accessor Mortgage Securities
Portfolio Investor Class Shares        89,135           --       89,135        89,135      --

Accessor Mortgage Securities
Portfolio Investor Class Shares            --       30,233       30,592        30,233    (359)

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS - CONTINUED

                          Year Ended December 31, 1999

                        Form 5500, Schedule H, Item 4(j)

                    Sponsor EIN 72-1355228, Plan Number 001

                                                                        (h)
            (a), (b)                                                  Current
           Identity of                                                Value of
            Issue and                 (c)        (d)        (g)       Asset on     (i)
              Asset                Purchase    Selling     Cost     Transaction    Gain
           Description               Price      Price    of Asset       Date      (Loss)
---------------------------------  ---------  ---------  ---------  ------------  ------
Accessor Intermediate Fixed
Income Portfolio Investor
Class Shares                       $ 116,258  $      --  $ 116,258     $ 116,258  $   --

Accessor Intermediate Fixed
Income Portfolio Investor
Class Shares                              --     51,197     51,637        51,197    (440)

Accessor Short-Intermediate
Fixed Income Portfolio Investor
Class Shares                         111,345         --    111,345       111,345      --

Accessor Short-Intermediate
Fixed Income Portfolio Investor
Class Shares                              --     85,849     86,562        85,849    (713)

Federated Treasury
Obligations Fund                     189,349         --    189,349       189,349      --

Federated Treasury
Obligations Fund                          --    185,090    185,090       185,090      --

Frontier National Corporation
Common Stock                         252,498         --    252,498       252,498      --

Frontier National Corporation
Common Stock                              --      9,659     10,175        10,176    (516)

Frontier National CD's                15,422         --     15,422        15,422      --

Frontier National CD's                    --      6,441      6,441         6,441      --

                             REQUIRED INFORMATION


Financial Statements

4. In lieu of the requirements of Items 1 - 3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal year ended December 31, 1999, are presented on pages 2 through 15.

Exhibits

23 Consent of Schauer, Taylor, Cox, Vise & Morgan, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                 FRONTIER NATIONAL CORPORATION
                                 KSOP PLAN

Date: October 27, 2000           By: /s/ Steven R. Townson
     ------------------             -------------------------------------
                                    President, Chief Executive Officer
                                    and Vice-Chairman of the Board